Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2008

Tel Aviv, Israel, November 30, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced its results for the third quarter of 2008.

Loss for the third quarter of 2008 amounted to NIS 72.3 million, of which NIS 85.5 million is attributable to the equity holders of the Company compared with a loss of NIS 97.8 million and NIS 93.8 million, respectively, in the corresponding period of 2007.

Revenue and gains for the third quarter of 2008 amounted to NIS 139.1 million compared to NIS 357.9 million in the corresponding quarter of 2007. Such decrease is mainly attributable to the fact that in the third quarter of 2008, the Company did not recognized revenues from realization of real estate assets while in the corresponding quarter of 2007, the Company recognized a revenue of NIS 223.8 from realization of the Lublin Plaza Center.

Financial income net for the third quarter of 2008, totaled to NIS 6.9 million compared to financial expenses net of NIS 83.0 million, in the corresponding period of 2007. This financial income is mainly derived from: (i) interest income from cash balances; (ii) gain from revaluation of interest rate swap transaction executed by Plaza Centers N.V. in connection with its notes; and (iii) gain from decrease in the fair value of Plaza Center’s notes. This financial income is offset by the following financial expenses: (i) increase in financial expenses derived from the Company’s notes caused mainly from an increase of 2.1% in the Israeli Consumer Price Index during the third quarter of 2008, although with no effect on the Company’s cash flow in this quarter; (ii) foreign exchange losses resulting mainly from devaluation of Euro against NIS and Euro against Romanian LEI; and (iii) decrease in the value of Company’s securities portfolio.

Company’s shareholder’s equity, as of September 30, 2008, amounted NIS 2.4 billion, compared with NIS 3.2 billion as of December 31, 2007. This decrease is mainly attributable to: (i) foreign currency translation adjustments reserves that were affected by the devaluation of Indian Rupee and Euro against NIS; and (ii) dividends paid by the Company and Plaza Centers.

Our presentation to the consolidated financial statements for the third quarter of 2008 is available through our website at: www.elbitimaging.com under: “Investor Relations – Company Presentations (11/2008).”

Mr. Shimon Yitzhaki, President, commented: “Company’s strategy and caution, continues to prove itself, especially in the present global turmoil times. Our Group’s financial strength expressed, inter alia, in the high level of liquidity of approximately NIS 3 billion which will enable the Group to seize future opportunities which it will encounter.

The Company’s holds a policy under which it does not revaluate its real estate assets. As such, during previous periods the Company did not present upward revaluations and at these times we have not applied downward adjustments. In this quarter no assets were realized and therefore an income decrease is presented compared with the corresponding quarter last year in which income was recorded due to the sale of the Lublin Plaza Center, Poland.

In the first half of 2009 the Group expects to complete the construction of two commercial centers, in Latvia and the Czech Republic and an additional center in Romania towards the end of 2009. The Group has the knowledge and the experience of operating and managing commercial and entertainment centers and has the patience waiting until the markets recover, then we can realize the centers at appropriate prices.

As a cautious Group we are careful to examine our yet to come moves in light of the global turmoil in the markets around the world. The Company shall continue as planned in the development of projects where construction has commenced and which have bank financing. With respect of projects which are in various stages of planning, the Company will continue with planning stage and obtaining of building permits as planned, while the execution of the each project will be dependant on obtaining of bank financing.”

For Further Information:

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054

Elbit Imaging Ltd

	September 30, 2008	September 30, 2007	December 31, 2007		September 30, 2008
					Convenience translation
	(in thousand NIS)				US$'000

Current Assets
Cash and cash equivalents	1,983,093	2,319,622		1,416,710	579,682
Short-term deposits and investments	350,157	622,103	(*)	643,859	102,355
Trade accounts receivable	35,288	92,065		1,521,521	10,315
Other receivable	138,906	138,314		65,271	40,604
Prepayments and other assets	78,527	151,179		386,160	22,955
Inventories	37,860	29,548		25,492	11,067
Trading property	2,468,864	2,142,705		1,738,213	721,679

	5,092,695	5,495,536		5,797,226	1,488,657
Assets related to discontinued operation	10,507	11,164		11,120	3,072

	5,103,202	5,506,700		5,808,346	1,491,729

Non-Current Assets
Deposits, loans and other long-term balances	829,200	83,154	(*)	165,310	242,385
Investments in associates	50,602	65,594		58,062	14,791
Property, plant and equipment	1,650,193	1,811,633		1,761,350	482,371
Investment property and payments on account of investment property	643,830	299,541		454,623	188,199
Other assets and deferred expenses	129,550	129,653		148,137	37,869
Intangible assets	46,190	5,325		51,820	13,503

	3,349,565	2,394,900		2,639,302	979,118

	8,452,767	7,901,600		8,447,648	2,470,847

Current Liabilities
Short-term credits	536,216	634,836		166,469	156,742
Suppliers and service providers	220,277	272,095		181,226	64,390
Payables and other credit balances	330,241	235,502		437,813	96,533
Other liabilities	104,589	145,105		119,680	30,573

	1,191,323	1,287,538		905,188	348,238
Liabilities related to discontinued operation	26,874	31,693		30,123	7,856

	1,218,197	1,319,231		935,311	356,094

Non-Current liabilities
Borrowings	4,753,674	4,137,646		4,123,904	1,389,557
Other financial liabilities	73,283	114,858		91,685	21,421
Other liabilities	11,707	22,345		12,607	3,422
Deferred taxes	40,703	66,450		55,139	11,899

	4,879,367	4,341,299		4,283,335	1,426,299

Shareholders' Equity
Attributable to equity holders of the Company	1,295,773	1,480,547		2,035,438	378,770
Minority Interest	1,059,430	760,523		1,193,564	309,684

	2,355,203	2,241,070		3,229,002	688,454

	8,452,767	7,901,600		8,447,648	2,470,847

(*) Reclassified

Elbit Imaging Ltd

	Nine months ended September 30		Three months ended September 30		Year ended December 31	Nine months ended
	2008	2007	2008	2007	2007	2008
						Convenience translation
	(in thousand NIS)					US$'000

Revenues and gains
Commercial centers[1]	442,442	787,745	16,068	234,859	2,917,616	129,333
Hotels operations and management	284,467	287,612	94,247	98,363	395,227	83,153
Gain from sale of of real estate assets	-	63,464	-	-	62,621	-
Sale of medical systems	33,072	35,361	4,158	8,321	49,648	9,667
Decrease in shareholding of subsidiaries	-	-	-	-	5,310	-
Sale of fashion merchandise	70,602	44,531	24,633	16,317	68,139	20,638

	830,583	1,218,713	139,106	357,860	3,498,561	242,791

Expenses and losses
Commercial centers[1]	360,860	677,056	41,654	204,051	1,714,253	105,484
Hotels operations and management	264,703	247,830	98,016	83,615	330,063	77,376
Cost and expenses of medical systems operation	41,987	50,794	12,730	17,726	69,953	12,273
Cost of fashion merchandise	84,591	55,459	30,931	20,404	80,308	24,727
Research and development expenses	52,100	50,623	18,321	17,061	69,559	15,229
General and administrative expenses	41,002	50,063	13,658	15,530	116,992	11,985
Share in losses of associates, net	8,339	12,716	519	4,604	12,667	2,438
Financial expenses (income) , net	(1,463)	109,460	(6,923)	83,027	140,926	(428)
Other expenses, net	2,802	14,125	3,735	12,098	38,233	819

	854,921	1,268,126	212,641	458,116	2,572,954	249,903

Profit (loss) before income taxes	(24,338)	(49,413)	(73,535)	(100,256)	925,607	(7,112)
Income taxes (tax benefits)	(1,824)	6,515	(1,553)	3,661	16,288	(533)

Profit (loss) from continuing operations	(22,514)	(55,928)	(71,982)	(103,916)	909,319	(6,579)
Profit (loss) from discontinued operation, net	2,681	7,642	(311)	6,063	10,289	784

Profit (loss) for the period	(19,833)	(48,286)	(72,293)	(97,854)	919,608	(5,795)

Attributable to:
Equity holders of the Company	(97,102)	(76,775)	(85,509)	(93,824)	539,749	(28,383)
Minority interest	77,269	28,489	13,216	(4,030)	379,859	22,588

	(19,833)	(48,286)	(72,293)	(97,854)	919,608	(5,795)

(1) Sale of trading property and investment property operations

Elbit Imaging Ltd

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Investment revaluation reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)

Balance -
January 1, 2007	38,032	815,112	47,966	20,080	-	13,482	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231
					-
Gain for the period	-	-	-	-	-	-	539,749	539,749	-	-	539,749	379,859	919,608
Exchange differences arising from translation of foreign operations	-	-	(2,094)	-	-	-	-	(2,094)	-	-	(2,094)	10,233	8,139
Dividend paid	-	-	-	-	-	-	(159,766)	(159,766)	-	-	(159,766)		(159,766)
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	33,424	33,424
Issuance of shares to the Group by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	12,035	12,035
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(367)	(367)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	638	638	-	638
Loss from cash flow hedge	-	-	-	(7,232)	-	-	-	(7,232)	-	-	(7,232)	-	(7,232)
Stock based compensation expenses	-	-	-	-	-	19,427	-	19,427	-	-	19,428	76,450	95,877
Initially consolidated company	-	-	-	-	-	-	-	-	-	-	-	32,415	32,415
Employee share premium	-	163	-	-	-	-	-	163	-	(163)	-	-	-

December 31, 2007	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Gain for the period	-	-	-	-	-	-	(97,102)	(97,102)	-	-	(97,102)	77,269	(19,833)
Exchange differences arising from translation of foreign operations	-	-	(477,732)	-	-	-	-	(477,732)	-	-	(477,732)	(155,961)	(633,693)
Dividend paid	-	-	-	-	-	-	(168,065)	(168,065)	-	-	(168,065)	-	(168,065)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	6,330	6,330
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Loss from cash flow hedge	-	-	-	(5,187)	-	-	-	(5,187)	-	-	(5,187)	-	(5,187)
Stock based compensation expenses	-	-	-	-	-	7,831	-	7,831	-	-	7,831	35,994	43,825
Loss from available for sale investments					(2,804)	-	-	(2,804)			(2,804)		(2,804)
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,767)	(97,767)
Employee share premium	-	16	-	-	-	-	-	16	-	(16)	-	-	-

September 30, 2008	38,032	815,291	(431,860)	7,661	(2,804)	40,740	967,232	1,434,292	(138,519)	(0)	1,295,773	1,059,430	2,355,203

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Investment revaluation reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2007	11,117	238,315	13,409	3,756	-	9,620	360,245	636,462	(40,491)	(988)	594,983	348,893	943,876

Gain for the period	-	-	-	-	-	-	(28,383)	(28,383)	-	-	(28,383)	22,588	(5,795)
Exchange differences arising from translation of foreign operations	-	-	(139,649)	-	-	-	-	(139,649)	-	-	(139,649)	(45,590)	(185,239)
Dividend paid	-	-	-	-	-	-	(49,127)	(49,127)	-	-	(49,127)	-	(49,127)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,850	1,850
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	993	993	-	993
Loss from cash flow hedge	-	-	-	(1,516)	-	-	-	(1,516)	-	-	(1,516)	-	(1,516)
Stock based compensation expenses	-	-	-	-	-	2,289	-	2,289	-	-	2,289	10,521	12,810
Loss from available for sale investments					(820)			(820)			(820)		(820)
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(28,578)	(28,578)
Employee share premium	-	5	-	-	-	-	-	5	-	(5)	0	-	0

September 30, 2008	11,117	238,320	(126,240)	2,240	(820)	11,909	282,735	419,261	(40,491)	0	378,770	309,684	688,454